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                                  Exhibit 11.1

                  Statement of Computation of Earnings Per Share
                    for the threee months ended March 31, 1997

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                               Earnings Per Share
                                                            Primary          Fully Diluted
                                                          ------------      --------------
1. Proceeds upon exercise of options                     $  11,261,250      $  11,261,250
2. Market price of shares
        Closing: 3/31/97                                 $           -      $       16.13
        Average: 1/01/97-3/31/97                         $       15.97 $                -
3. Treasury shares that could be repurchased (Options)         705,150            698,156
4. Option shares outstanding                                   787,500            787,500
5. Common stock equivalent shares (Excess                       82,350             89,344
    shares under option over Treasury
    shares that could be repurchased)
6. Weighted average number of shares outstanding            20,789,491         20,893,656
7. Net income for the period                             $   5,610,000      $   5,610,000
8. Less: Dividends applicable to
    the preferred stock                                  $  (4,205,000)     $  (4,205,000)
    Plus: Interest expense on convertible note           $           -      $           -
9. Net income applicable to common shares                $   1,405,000      $   1,405,000
10.Income per share                                      $        0.07      $        0.07
11.Reported income per share                             $        0.07      $        0.07

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